UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 6)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

NEWATER TECHNOLOGY, INC.

(Name of the Issuer)

Newater Technology, Inc.
Crouching Tiger Holding Limited
Green Forest Holding Limited
Yuebiao Li

Tigerwind Group Limited

Pure Blue Holding Limited
Zhuo Zhang

Gooden Sunrise Holding Limited
Xiangqian Sui

Forwater Holdings Limited

Yancoal International (Holding) Co., Limited

(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G64335105

(CUSIP Number)

Newater Technology, Inc.	Crouching Tiger Holding Limited
c/o Yantai Jinzheng Eco-Technology Co., Ltd.	Green Forest Holding Limited
1 Ruida Road, Laishan District, Yantai City	Yuebiao Li
Shandong Province 264003	Tigerwind Group Limited
People’s Republic of China	Pure Blue Holding Limited
Telephone: (+86) 535-8012911	Zhuo Zhang
Gooden Sunrise Holding Limited
Xiangqian Sui
Forwater Holdings Limited
1 Ruida Road, Laishan District, Yantai City
Shandong Province
People’s Republic of China
Telephone: (+86) 535-8012911 Yancoal International (Holding) Co., Limited 14/F One Taikoo Place, 979 King’s Road, Quarry Bay Hong Kong People’s Republic of China Telephone: (+86) 537-5384231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
MagStone Law, LLP	DLA Piper
1001 Avenue of the Americas, Suite 1105	20th Floor South Tower Beijing Kerry Center
New York, NY 10018, USA	No.1 Guanghua Road, Chaoyang District
Attention: Yue (Mark) Li, Esq.	Beijing 100020, PRC
Facsimile: +1 (347) 934-9333	Attention: James Chang, Esq.
Email: markli@magstonelaw.com	Facsimile: +86 10 8520 0700
Email: james.Chang@dlapiper.com

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$20,472,850	$2,233.59

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $3.65 for 5,609,000 issued and outstanding common shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This amendment No. 6 (this “Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Newater Technology, Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered common shares, par value of US$0.001 per share (each, a “Share” and collectively, the “Shares”); (b) Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”); (c) Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by the Parent (the “Merger Sub”); (d) Mr. Yuebiao Li, the Company’s chairman of the board of directors, and chief executive officer (“Mr. Li”); (e) Tigerwind Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (f) Pure Blue Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (g) Ms. Zhuo Zhang, the Company’s Vice Chairman of the board of directors, and chief financial officer (“Ms. Zhang”); (h) Gooden Sunrise Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Ms. Zhang; (i) Mr. Xiangqian Sui (“Mr. Sui”); (j) Forwater Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Sui; and (k) Yancoal International (Holding) Co., Limited, a private company limited by shares organized under the laws of the Hong Kong Special Administration Region (“Yancoal”).

This Transaction Statement relates to that certain agreement and plan of merger dated as of September 29, 2020 (the “Merger Agreement”) by and among the Company, the Parent, and the Merger Sub, providing for the merger of the Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of the Parent.

This Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement.

Item 15   Additional Information

Item 15 is hereby amended and supplemented as follows:

On July 12, 2021 at 8:30 am (Beijing Time), an extraordinary general meeting of shareholders of the Company was held at the Company’s office at 1 Ruida Road, Laishan District, Yantai City, Shandong Province, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, substantially in the form attached as Appendix 1 to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement, including the Merger.

On July 12, 2021, the Company and Merger Sub filed the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands, which was registered by the Registrar of Corporate Affairs of the British Virgin Islands as of July 12, 2021, pursuant to which the Merger became effective on July 12, 2021 (the “Effective Time”).

At the Effective Time, each of the outstanding ordinary shares, par value $0.001 per share was cancelled in exchange for the right to receive $3.65 in cash without interest, net of any applicable withholding taxes, except for the Excluded Shares. At the Effective Time, the Excluded Shares were cancelled and ceased to exist and no consideration were delivered with respect thereto, provided that, the shares owned by the holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended, would be paid with the payment resulting from the procedure in Section 179 of the BVI Companies Act, 2004, as amended.

The Company has requested that trading of its shares on the Nasdaq Capital Market (“Nasdaq”) be suspended. The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ordinary shares on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16   Exhibits

(a)-(1)	Proxy Statement of the Company, dated June 22, 2021.*

(a)-(2)	Notice of Reconvened Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.*

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I of the proxy statement.*

(a)-(4)	Press Release issued by the Company, dated July 12, 2021, incorporated herein Press Release issued by the Company, dated July 12, 2021, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 12, 2021.

(a)-(4)	Press Release issued by the Company, dated June 18, 2021, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 21, 2021.*

(a)-(5)	Press Release issued by the Company, dated March 31, 2021, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 1, 2021.*

(a)-(6)	Press Release issued by the Company, dated March 18, 2021, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 18, 2021.*

(a)-(7)	Press Release issued by the Company, dated March 8, 2021, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 8, 2021.*

(a)-(8)	Press Release issued by the Company, dated December 7, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 7, 2020.*

(a)-(9)	Press Release issued by the Company, dated September 29, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 29, 2020.*

(a)-(10)	Press Release issued by the Company, dated June 3, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 3, 2020.*

(a)-(11)	Press Release issued by the Company, dated May 12, 2020, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 12, 2020.*

(a)-(12)	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company filed with the SEC on May 3, 2021.*

(b)	Not Applicable.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated September 29, 2020, incorporated herein by reference to Annex B of the proxy statement.*

(c)-(2)	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Independent Committee of the board of directors of the Company, dated September 29, 2020.*

(d)-(1)	Agreement and Plan of Merger, dated as of September 29, 2020, by and among the Company, the Parent and the Merger Sub incorporated herein by reference to Annex A to the proxy statement.*

(d)-(2)	Rollover Agreement, dated as of September 29, 2020, by and among Rollover Shareholders and the Parent, incorporated herein by reference to Annex E of the proxy statement.*

(d)-(3)	Voting Agreement, dated as of September 29, 2020, by and among Rollover Shareholders and the Parent, incorporated herein by reference to Annex F of the proxy statement.*

(d)-(4)	Limited Guarantee, dated as of December 2, 2020, by Mr. Li, Ms. Zhang and Yancoal in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.*

(d)-(5)	Amended and Restated Share Subscription Agreement, dated as of December 2, 2020, by and between Pure Blue Holding Limited and the Parent, incorporated herein by reference to Annex H of the proxy statement.*

(d)-(6)	Amended and Restated Share Subscription Agreement, dated as of December 2, 2020, by and between Gooden Sunrise Holding Limited and the Parent, incorporated herein by reference to Annex H of the proxy statement.*

(d)-(7)	Share Subscription Agreement, dated as of December 2, 2020, by and between Yancoal and the Parent, incorporated herein by reference to Annex H of the proxy statement.*

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.*

(f)-(2)	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.*

(g)	Not applicable.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2021

Newater Technology, Inc.

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Crouching Tiger Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Green Forest Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Yuebiao Li

By:	/s/ Yuebiao Li
Name:	Yuebiao Li

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Tigerwind Group Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Pure Blue Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Zhuo Zhang

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang

Gooden Sunrise Holding Limited

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Xiangqian Sui

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui

Forwater Holdings Limited

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Yancoal International (Holding) Co., Limited

By:	/s/ Jian Liu
Name:	Jian Liu
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]